July 15, 2009

By Courier

Chanda DeLong

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Daimler Retail Receivables LLC – Form S-3 no. 333-159281

Dear Ms. DeLong:

On behalf of the registrant, Daimler Retail Receivables LLC, we transmit for filing under the Securities Act of 1933, Amendment No. 1 to the registration statement on Form S-3, no. 333-159281. For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against the registration statement as initially filed.

In addition, the registrant has instructed us to provide each of the responses set forth below to the staff’s comments of June 11, 2009. For ease of reference, the staff’s comments have been repeated below in italics. Each comment is followed by the registrant’s response, and we refer to each of your comments by the number assigned to it by you.

Registration Statement on Form S-3

General

1.	Please confirm that all depositors or any issuing entity previously established, directory or indirectly by the depositor or any affiliate of the depositors have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliates for the depositors that have offered a class of asset-backed securities involving the same asset class as this offering.

Registrant confirms that the registrant and any issuing entity previously established, directly or indirectly, by the registrant or any affiliate of the registrant has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as the registration statement. There have been no CIK codes established by affiliates of the registrant for offerings of asset-backed securities involving the same asset class as this offering.

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than two business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

We confirm that the material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus. The remainder of this comment appears to ask for confirmation that finalized agreements will be filed “simultaneously with or prior to the final prospectus” and “within two business days of each take down”. With respect to the first point, the material agreements generally are not final until they are entered into on the closing date and thus would not be available for filing with or prior to the final prospectus. With respect to the second point, we do not find support in Item 1100(f) for the two business day filing referred to in the comment and are not certain what date would correspond precisely to the time of the “take down”. We believe the industry practice that the finalized agreements will be filed on Form 8-K no later than four business days from the closing date is appropriate and consistent with the timing for filing on Form 8-K . We propose therefore to file finalized agreements on Form 8-K no later than four business days from each closing date.

3.	Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Registrant confirms that it will file unqualified legal and tax opinions at the time of each takedown.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Registrant confirms that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

5.	In this regard, we note several instances in the base prospectus where you contemplate “other” types of structural features. Below are some examples, but not all instances:

•	“or other credit facility” in the bulleted list on page 7 of the base prospectus;

•	“any credit or cash flow enhancement for the issuing entity described in the prospectus supplement” in the third risk factor on page 9;

•	“[c]redit support for the securities may be provided through the use of financial instruments like interest rate or currency swaps…” in the last risk factor on page 12;

•	“including any hedging arrangement” in the fifth bullet point on page 28

•	“liquidity facility or similar arrangement” in the second full paragraph on page 36; and

•	“structural features such as” in the first bullet point on page 55.

Please revise throughout the base prospectus to remove these types of references, and list all of the assets, structural features, credit enhancement or other features that you contemplate using with this shelf registration.

We have made various changes in response to this comment. Please see, e.g., pages 6, 9, 12, 28, 36 and 55 of the base prospectus.

6.	When available, please provide us with a copy of your updated sale and servicing agreement, marked to show changes from the prior sale and servicing agreement, including any changes made to comply with Regulation AB.

Registrant confirms that it will file the form of sale and servicing agreement by pre-effective amendment to the registration statement. Since the form of this agreement has not previously been filed, it will not be marked to show changes. As discussed with you, we will indicate to you supplementally which provisions have been inserted to comply with Regulation AB.

Prospectus Supplement

General

7.	We note your disclosure on page S-45 of the prospectus supplement and pages 8 and 53 of the base prospectus that the servicer may extend, defer or modify the payment schedule to a receivable. Please tell us whether the asset pool may include loans that have been modified. If so, disclose the nature of the modification and provide data regarding how many loans have been modified by each category of modification.

We do not know at this time whether the asset pool for any take down will include loans that have been modified. If an asset pool for a take down includes receivables (other than a de minimis amount) for which the payment schedule has been extended, deferred or otherwise modified prior to the closing date, registrant will disclose in the related prospectus supplement the nature of the modifications and provide data regarding how many loans have been modified by each category of modification.

8.	Please add a separately captioned section to disclose the affiliations and certain relationships and related transaction of the transaction parties referred to in Item 1119 of Regulation AB.

We have added a separately captioned section in the form of prospectus supplement that discloses the affiliations and certain relationships and related transactions of the transaction parties pursuant to Item 1119 of Regulation AB. Please see page S-36 of the form of prospectus supplement.

Reading These Documents, page S-3

9.	We note your disclosure that if the information in the prospectus supplement is different from information in the prospectus, you should rely on the information in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly. Also make corresponding changes to your base prospectus including in the second full paragraph on page 4 and the first full paragraph on page 35

We understand that the disclosure in the prospectus supplement should not contradict that in the base prospectus and have drafted both such documents with that understanding. We have made revisions to each document as requested and to clarify that point.

Summary, page S-5

10.	We note your disclosure on page 7 of the base prospectus that you contemplate utilizing various forms of credit enhancement that fall within Items 1114 and 1115 of Regulation AB. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(3)(ix) as applicable.

We have provided bracketed disclosure responsive to this comment and will provide all of the information required by Item 1103(a)(3)(ix) as applicable. Please see page S-9 of the form of prospectus supplement.

11.	In this regard, please include a bracketed placeholder if you ever intend to use any of the other forms of credit enhancement mentioned in the base (regardless of percentage triggers).

We have added the requested placeholder and will provide the requested information as applicable. Please see page S-9 of the form of prospectus supplement.

12.	We note your disclosure throughout the base prospectus that you contemplate using a prefunding period. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(5) of Regulation AB as applicable.

We have provided bracketed disclosure responsive to this comment and will provide all of the information required by Item 1103(a)(5) as applicable. Please see page S-9 of the form of prospectus supplement.

Property of the Issuing Entity, page S-9

13.	We note your disclosure on page 20 of the base prospectus that DCFS USA frequently purchases contracts with rates lower than DCFS USA would otherwise require due to incentive finance programs. We also note your disclosure on page 21 of the base prospectus that advances may be made over the maximum advance rate guidelines. To the extent there are “exception” loans due to a promotion or other reason which do not meet the current stated criteria in your underwriting section, please disclose that percentage in this section.

To the extent the criteria for any asset pool may vary in any material respect from that set forth in the “Underwriting” section in the base prospectus, appropriate disclosure will be provided in the related prospectus supplement. Note that the specific examples set forth in the first and second sentences of the above comment do not represent exceptions to the underwriting criteria. The text referenced by the first sentence of the comment describes the common practice in the automobile industry of the manufacturer establishing incentive vehicle purchase programs. These programs may take the form of rebating or otherwise reducing the purchase price to the customer, or when the vehicle is being financed, reducing the interest rate charged to that customer for the financing. When DCFS USA purchases contracts with lower interest rates it does so at a discount or receives a subvention payment from the manufacturer. While the interest rates on these loans are lower than DCFS USA’s target rates, the loans are originated under the stated criteria in the “Underwriting” section. With respect to the text referenced by the second sentence, the maximum advance rate guidelines vary by credit quality. The advance rate guidelines reflect the fact that the loan amounts advanced under the contracts can be applied not only to finance the purchase price of the sold vehicle but also, if approved as part of the underwriting process, dealer-installed accessories, various taxes and fees incurred in connection with the sale, insurance policies, extended service contracts, negative equity on trade-in vehicles, dealer markup and other items. Since the maximum advance rate guidelines vary by the credit quality of the related obligor, for a particular obligor they can be less than or exceed the ranges set forth on page 20, as further described herein.

14.	We note your disclosure on page 29 of the base prospectus that the receivables may include “subprime” or “non-prime” loans. Please tell us whether any of the initial pool assets or the subsequent contracts added to the pool assets during the pre-funding period will be subprime assets. If any are, we suggest quantifying the amount in the supplement. If you disagree, please tell us why you believe this information would not be material to investors.

We have removed the referenced disclosure since we do not intend to offer sub-prime or non-prime asset pools. We note that, as described in the form of prospectus supplement, to the extent the offered notes will be TALF eligible, the receivables will meet the criteria for “prime” auto loans. We note further that while there is not a definitive set of criteria for what constitutes prime versus subprime or nonprime for auto loans, a typical approach is to use FICO scores to differentiate prime versus subprime. Following that approach, TALF currently defines auto loan and lease ABS as prime if the weighted average FICO score of the receivables is 680 or greater, and otherwise as subprime. For each take down both the weighted average and range of FICO scores for the pool will be disclosed in the prospectus supplement, and if there is a pre-funding period for any take down, the parameters for adding loans during that period will include a permitted range and average for FICO scores which will be disclosed in the related prospectus supplement.

TALF Eligibility, page S-11

15.	Please discuss TALF in greater detail, including a description of the relevant requirements and limitations for receiving loans under the program. Revise your disclosure to define the terms “eligible collateral” and “prime auto retail loans,” as such term is defined pursuant to TALF, and describe the basis for your belief that the class A notes meet this criteria. Please confirm that the finalized TALF Certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

We have revised the disclosure responsive to this comment. Please see pages S-11 and S-12 of the form of prospectus supplement. Registrant confirms that the finalized TALF Certification will be disclosed in the final Rule 424(b) prospectus.

Risk Factors, page S-13

The requirements of the TALF program…, page S-17

16.	Please describe any circumstances which would cause the Class A notes to lose their classification as “eligible collateral” as defined by TALF. Your risk factor discussion should also include a discussion of the risks associated with TALF regulations related to creditworthiness, maturity limits and deadlines for TALF funding. Also, please discuss the risks associated with the fact that the loans are non-recourse loans. Revise your disclosure here and on page 61 of the base prospectus under the heading Material Legal Issues Relating to the Receivables to discuss the fact that the ABS must be pledged as collateral to FRBNY at the time of the loan subscription.

We have provided additional disclosure responsive to this comment. Please see page S-17 of the form of prospectus supplement and under the heading “TALF Considerations” on page A-II-1. We note that the “Material Legal Issues Relating to the Receivables” section relates to material legal aspects of the receivables backing the notes and not to the notes themselves and therefore we have not included the disclosure regarding the pledging of the notes as collateral to the FRBNY under that section but rather have included it on page S-17.

17.	We note your disclosure in the first paragraph that a downgrade of the ratings of notes would prevent those notes from being used as collateral for additional TALF loans. Please disclose the ratings necessary to establish TALF eligibility and discuss risks related to the current economic climate, and the automobile industry and DCFS USA specifically, which might cause the ratings to be downgraded.

We have provided additional disclosure responsive to this comment. Please see page S-17 of the form of prospectus supplement.

The Receivables Pool, page S-20

18.	Please revise to disclose when you intend to provide statistical information for the final asset pool. Also, confirm that you will file a Form 8-K to disclose any variance from the prospectus supplement of any material pool characteristic that is five percent or greater. Refer to Item 6.05 of Form 8-K.

Statistical pool data in accordance with Regulation AB will be disclosed in the prospectus supplement for each take down. It is expected that pool data disclosed in a preliminary prospectus supplement or free writing prospectus distributed prior to pricing will reflect the material characteristics of final pool. We confirm that registrant will file a Form 8-K to disclose any variance from the prospectus supplement of any material pool characteristic that is five percent or greater in conformity with Item 6.05 of Form 8-K.

Characteristics of the Receivables, page S-21

19.	We note your disclosure on page S-22 that “FICO scores are based on independent third party information, the accuracy of which cannot be verified.” A disclaimer as to the accuracy of the information provided in the prospectus supplement is not appropriate. Please delete this disclaimer.

We have revised the disclosure in response to this comment.

Static Pool Data, page S-27

20.	We note that you included the undertaking regarding asset-backed securities to provide certain information though an internet web site as required by Item 512(l) of Regulation S-K. If you intend to disclose the information required by Item 1105 of Regulation AB on an internet web site, please disclose your intention here and provide the specific internet address where the information is posted. Alternatively, please provide us with all of the static pool information that will be provided in response to Item 1105 of Regulation AB that will be included in the prospectus supplement or incorporated by reference when it becomes available.

Registrant does not intend to disclose static pool information through a web site. We will provide you with the static pool information that will be provided in response to Item 1105 of Regulation AB that will be included in the prospectus supplement or incorporated by reference when it becomes available.

Fees and Expenses of the Issuing Entity, page S-44

21.	Please define “reasonable expenses” and provide an estimate of the amount of expenses you expect to pay to the Indenture and Owner Trustees.

We have provided disclosure responsive to this comment. We have also bracketed the disclosure as in any given take down a different fee arrangement or amount could apply for the trustees. To the extent expenses are to be paid “out of cash flows from the pool assets” we will provide the disclosure required under Item 1113(c), and will provide an estimate of the amount of such expenses if such an estimate can reasonably be made, and the amount of any reimbursement caps for such expenses.

Description of the Receivables Transfer and Servicing Agreements, page S-45

22.	Please revise to confirm that you describe all material terms of the agreements. We note similar language throughout the prospectus supplement and base prospectus with respect to other agreements. Revise throughout the supplement and base, as appropriate.

We have provided disclosure responsive to this comment. Please see pages S-45 and S-48 of the form of prospectus supplement and pages 50 and 60 of the base prospectus.

Base Prospectus

Incorporation of Certain Documents by Reference, page 5

23.	We note your incorporate by reference any future distribution report on Form 10-D or current reports on Form 8-K but not any future annual report on Form 10-K. Please advise.

The omission is based on Telephone Interpretation 15.02. See Manual of Publicly Available Telephone Interpretations; REGULATION AB AND RELATED RULES (“[A]n asset-backed issuer’s distribution report on Form 10-D or annual report on Form 10-K may not necessarily contain information that is required to be, or that the issuer desires to be, incorporated by reference into a registration statement. An asset-backed issuer may modify the incorporation by reference language of Item 12(b) of Form S-3 to provide that only the current reports on Form 8-K subsequently filed by the registrant prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus.”)

The issuing entity assets are limited…, page 9

24.	We note your disclosure at the end of the first sentence in the third risk factor which states “or, unless otherwise specified in the prospectus supplement, any other person or entity.” Please advise as to what is intended by this disclosure.

DCFS USA, the depositor, the servicer, and any of their affiliates, will not insure or guarantee the notes. It is possible, however, that a particular transaction might include an insurance policy or guaranty issued by an unaffiliated third party. If that is the case, that third party will be specified in the prospectus supplement. We have clarified the referenced disclosure.

Ratings of the securities are limited and may be reduced or withdrawn, page 15

25.	Please advise as to what is intended by the disclosure “or in the categories otherwise specified in the prospectus supplement” at the end of the first sentence of this risk factor. Additionally, please confirm that you meet the S-3 eligibility requirement in Instruction B.5(a)(i) of Form S-3. We note disclosure to a similar effect in the first paragraph under the “Ratings” section on page 80.

We have deleted the language quote above from the first sentence of this risk factor and have made a conforming change to the “Ratings” section. The registrant confirms that it meets the S-3 eligibility requirement in Instruction B.5(a)(i) of Form S-3.

If an interest rate swap agreement is terminated early…, page 17

26.	We note your disclosure in the second paragraph of this section that certain types of swap termination events could result in termination payments that may be required to be paid “pari passu with interest due to the senior most class of outstanding securities.” We did not note, however, corresponding information in the prospectus supplement to reflect this fact in either the “Priority of Distributions” section on page S-7 “Application of Available Funds” on page S-42. Please advise. Additionally, please provide placeholders in the prospectus supplement to confirm you will provide all of the information required by Items 1114 and 1115 of Regulation AB as appropriate.

We have added the requested language and bracketed placeholders in the prospectus supplement to confirm that we will provide all of the information required by Items 1114 and 1115 of Regulation AB as appropriate. Please see pages S-7, S-8, S-40, S-41, S-42 and S-43 of the form of prospectus supplement.

The Sponsor and Servicer, page 19

27.	We note that DCFS USA is the sponsor and the servicer. Please provide the size, composition, and growth of the sponsor’s portfolio of assets of the type included in the current transaction, as well as a more detailed discussion of the sponsor’s experience in and overall procedures for originating or acquiring and securitizing assets of the type included in the current transaction. Refer to Item 1104(c) of Regulation AB. Please also provide the size, composition, and growth of the servicer’s portfolio of serviced assets of the type included in the current transaction, and provide other identifying information and experience. Refer to Item 1108(b) of Regulation AB.

We have provided the form for tabular disclosure of Item 1104(c) information on page S-34 of the prospectus supplement. We have added additional disclosure responsive to this comment on pages 20 through 24 of the base prospectus. Additional Item 1108(b) information is provided through the existing tables on pages S-34 and S-35 of the prospectus supplement.

Overview, page 19

28.	We note your disclosure in the last paragraph of this section that “[e]xcept as otherwise provided in the prospectus supplement, DCFS USA is not a party to any legal proceedings.” Please provide a placeholder in the prospectus supplement with respect to providing Item 1117 information, as applicable, for DCFS USA.

We have added the relevant section and placeholder to the prospectus supplement. Please see pages S-48 of the form of prospectus supplement.

Underwriting, page 20

29.	Please tell us whether a motor vehicle loan may represent more than the purchase price of the vehicle. If so, please revise to describe what other items a borrower may finance in excess of the security provided by the motor vehicle. Also, please revise your prospectus supplement to indicate that you will quantify the amount of the excess as a percentage and in dollars. Finally, include the information in the summary and a corresponding risk factor.

As set forth under “Underwriting”, and as discussed in response to comment 13, the amount advanced under a motor vehicle loan can exceed the purchase price of the vehicle. As set forth under “Underwriting” the other items include dealer-installed accessories, various taxes and fees incurred in connection with the sale, insurance policies, negative equity on trade-in vehicles, dealer markup and extended service contracts. With regard to the last two sentences of this comment, in our experience auto ABS offering documents do not generally provide such “loan-to-value” disclosure. Since the value component (i.e., the sale value of the vehicle) is a depreciating asset, it is not a reliable indicator of the degree to which it would cover the outstanding loan amount in a repossession. We have included a risk factor responsive to this comment on page 9 of the base prospectus.

Servicing Responsibilities, page 22

30.	We note your disclosure that the servicer may delegate servicing responsibilities to third parties or affiliates. Please add bracketed language to the summary of the prospectus supplement to indicate that you will disclose, when known, all servicers contemplated by Item 1108(a)(2) of Regulation AB. Provide information in the prospectus supplement regarding additional servicers in accordance with Item 1108(a)(3) of Regulation AB.

We have provided the bracketed language as requested on page S-36 of the form of prospectus supplement.

31.	Furthermore, confirm that you will report any additional servicers or change in servicer as required under Item 6.02 of Form 8-K.

Registrant confirms that it will report any additional servicers or change in servicer as required under Item 6.02 of Form 8-K, for so long as the related issuing entity is required to report under the Exchange Act. Registrant intends to comply and to cause each issuing entity to comply with its reporting obligations under Exchange Act, including reporting any additional servicers or change in servicer as required under Item 6.02 of Form 8-K, for so long as the related issuing entity is required to report under the Exchange Act.

Property of the Issuing Entity, page 28

32.	We note that you contemplate using a pre-funding period. Please revise the prospectus supplement, as applicable, to provide bracketed form disclosure for each item requirement under Item 1111(g) of Regulation AB.

We have added disclosure responsive to this comment. Please see page S-27 of the form of prospectus supplement.

The Receivables Pools, page 29

33.	We note the selection criteria for receivables in the fourth paragraph of this section. Please revise to disclose whether delinquent assets may be included in the pool. If so, please provide delinquency tables in your prospectus supplement. We also note your disclosure in the first bullet point on page S-21.

Registrant will comply with the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3. We have added disclosure on page S-21 illustrating the form of disclosure regarding delinquencies, if applicable, and the requested disclosure on including delinquent assets in a pool on page 29 of the base prospectus.

Use of Proceeds, page 33

34.	Please disclose if any of the expensed incurred in connection with the selection and acquisition of the pool assets are payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB.

To the extent applicable to a transaction, the related prospectus supplement will disclose any such expenses that are payable from the offering proceeds. We have added language to page S-21 of the form of prospectus supplement.

Certain Information Regarding the Securities, page 35

General, page 35

35.	We note that the securities may be redeemable. Please revise to clarify whether a security would be redeemable at the discretion of the issuer or the holder of the security.

We have made the requested revision on page 36 the base prospectus.

Collections, page 53

36.	Please revise to provide a complete list of instruments that the servicer may utilize to secure timely remittances of collections and provide proper payments. We note the catch-all term “other security” in the last sentence of the first paragraph of this section. Please revise.

We have revised this language to provide a complete list of instruments that the servicer may utilize to secure timely remittances of collections and provide proper payments. Please see page 54 of the base prospectus.

Evidence as to Compliance, page 56

37.	We note your disclosure that you will provide the assessment of compliance with the servicing criteria as required by Item 1122(a) of Regulation AB for any period “beginning with the first year that is at least four months after the Closing Date.” Please delete this language or alternatively please advise as to why you only need to provide this assessment for any year that is at least four months after the closing date.

We have deleted this language. Please see page 56 of the base prospectus.

Residual Interest; Issuance of Additional Securities, page 60

38.	We note your disclosure that the depositor will initially hold the certificates or residual interest in each issuing entity and may exchange all or a portion of the certificates or its residual interest for additional notes or certificates issued by the issuing entity. We also note your disclosure in this section that the depositor may register the additional notes or certificates and sell them publicly or in one or more private placements. Given the disclosures noted above, please provide us with your analysis as to why you are not a series trust or delete these references here and elsewhere in the prospectus supplement and prospectus as applicable.

A series trust refers to a statutory trust that is used to conduct “wholly separate ABS transactions out of the same trust”. See Securities Act Release 33-8518, January 7, 2005, 70 Fed. Reg. 1505 at 1516. Because they are separate transactions, the series trust “will hold separate pools of assets with separate classes of securities for each pool.” Id. None of these circumstances is present under this registrations statement. As is stated on the cover page of the base prospectus, “[a] new issuing entity will be formed to be the issuing entity for each securitization” and each issuing entity will own a specific pool of receivables. The terms described under “Description of the Receivables Transfer and Servicing Agreements—Residual Interest; Issuance of Additional Securities” in the base prospectus refer to the possible issuance of additional securities by an issuing entity under the conditions described in such section, but only in exchange for certificates or a residual interest in the same issuing entity. No new or separate pools would be created and the existing pool would not change. The only securities issued would be the result of the exchange and retirement of an equivalent amount of existing certificates or residual interests held by the depositor in the same issuing entity.

Signatures, page II-5

39.	Your registration statement must be signed by your principal executive officer, principal financial officer, and your controller or principal accounting officer. Please indicate which managers are signing in those capacities. Refer to Instruction 1 of Form S-3

We have corrected the signature page.

Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter. Please fax any additional comment letters to my attention at 212-839-5599 when they become available. Thank you for your time and attention.

Sincerely,

/s/ Siegfried Knopf